                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

                                                COMMISSION FILE NUMBER 000-49720
                                                        CUSIP NUMBER 37243C 10 2

(Check One): [_]Form 10-K  [_]Form 11-K  [_]Form 20-F  [X]Form 10-QSB
                           For Period Ended: 03/31/03

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

PART I. REGISTRANT INFORMATION

Full Name of Registrant: GenoMed, Inc.

Former name if applicable: Not Applicable

Address of principal executive office (Street and number):
     909 South Taylor Avenue, St. Louis, Missouri 63110

PART II.  RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)
[x]     (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[ ]     (b)  The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or
[x]     (c)  the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
[ ]     (d)  The accountant's statement or other exhibit required by Rule
             12b-25(c) has been attached if applicable.

PART III. NARRATIVE

State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

We were not able to complete the required Financial Information for the period ended March 31, 2003 on a timely basis.

(Attach Extra Sheets if Necessary)

PART IV. OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification: David Moskowitz  (314) 977-0115

(2)  Have all other periodic reports required under Section 13 or 15(d) of the
Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of
1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no,
identify report(s).  [x] Yes   [_] No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[_] Yes   [x] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                 GenoMed, Inc.
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:   May 15, 2003
By: /s/ David Moskowitz
President, Principal Executive Officer, Principal Financial Officer,
and Principal Accounting Officer